Exhibit 3.1

CIMAREX ENERGY CO.

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF DESIGNATIONS

OF

8 1∕8% SERIES A CUMULATIVE PERPETUAL CONVERTIBLE PREFERRED STOCK

Cimarex Energy Co. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

FIRST: The Corporation’s Certificate of Designations of 8 1∕8% Series A Cumulative Perpetual Convertible Preferred Stock (the “Certificate of Designations”) was filed with the Secretary of State of the State of Delaware on February 28, 2019, and amended and restated on May 12, 2021.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141(f) of the DGCL and Article III, Section 9 of the Corporation’s bylaws, as currently in effect, adopted resolutions to, among other things, amend Article 6 of the Certificate of Designations by adding the following as Section (i) thereof (the “Amendment”):

(i) So long as any shares of Series A Preferred Stock remain outstanding, the Holders shall vote together with the Common Stock as a single class on all matters on which the holders of Common Stock are entitled to vote, with the Holders being entitled to cast thirty (30) votes for each share of Series A Preferred Stock standing in the Holder’s name on the books of the Corporation.

THIRD: The Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH: This Certificate of Amendment shall become effective immediately upon filing.

EXCEPT AS AMENDED ABOVE, the Certificate of Designations shall remain in full force and effect.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has executed this Certificate of Amendment to Certificate of Designations of 8 1∕8% Series A Cumulative Perpetual Convertible Preferred Stock on this 30th day of September, 2021.

CIMAREX ENERGY CO.

/s/ Thomas E. Jorden

Thomas E. Jorden

Chairman, Chief Executive Officer and President